UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Campbell, Robert H.
   Sunoco, Inc.
   Ten Penn Center
   1801 Market Street
   Philadelphia, PA  19103-1699
2. Issuer Name and Ticker or Trading Symbol
   Hershey Foods Corporation (HSY)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/99
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [ ] 10% Owner [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                  12/31/99    J        19.6201       A  $0.00000 (1) 1,075.2906     D  Direct

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Equivalents (2)                   12/15/99 (3)   J         1,242.6400

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Common Stock Equivalents (2)   12/15/99  Common Stock                   1,242.6400    (4)         4,713.9380    D   Direct
                               (3)

Explanation of Responses:

(1)
These shares were acquired from January 1, 1999 through December 31, 1999 pursuant to a Hershey Foods Dividend Reinvestment Plan. Shares were purchased quarterly at prices ranging from $48.2500 to $61.8125.

(2)
These units were acquired as dividends reinvested on units previously deferred under the Director's Compensation Plan and new deferrals of 1999 director's fees under the Plan; 71.371 units were reinvested dividends and 1,171.269 were deferrals of 1999 director's fees.

(3)
Reinvested dividends were acquired on 3/15/99,6/15/99, 9/15/99 and 12/15/99; 1999 deferred director's fees were credited on 4/30/99 and 12/15/99.

(4)
Units were acquired at various times throughout the year as noted in Footnote 3. These prices range from $48.2500 to $61.8125.

SIGNATURE OF REPORTING PERSON
/S/ Campbell, Robert H.
DATE 02/01/00